Exhibit 99.14

PRESS RELEASE

TotalEnergies releases its Universal Registration Document 2024
(Document d’enregistrement universel 2024) and its Form 20-F 2024 as well as the proposed resolutions for the Combined
Shareholders’ Meeting of May 23, 2025

Paris, March 31, 2025– The Document d’enregistrement universel of TotalEnergies SE for the year 2024 was filed with the French Financial Markets Authority (Autorité des marchés financiers) on March 31, 2025. It can be consulted and downloaded from the Company’s website (totalenergies.com/investors/publications-and-regulated-information/regulated-information/annual-financial-reports). The English translation of the Document d’enregistrement universel (Universal Registration Document) is also available on the Company’s website under the same heading.

The following documents are included in the Document d’enregistrement universel:

-	the 2024 annual financial report,

-	the Board of Directors’ report on corporate governance required under Article L. 22537 of the French Commercial Code,

-	the description of the share buy-back program,

-	the report on the payments made to governments required under Article L. 22-10-37 of the French Commercial Code,

-	the sustainability reporting under the CSRD and the report on the certification of this information

-	the reports from the statutory auditors.

TotalEnergies SE’s Form 20-F for the year ended December 31, 2024 was filed with the United States Securities and Exchange Commission (SEC) on March 31, 2025. It can be consulted and downloaded from the Company’s website (totalenergies.com/investors/publications-and-regulated-information/regulated-information/annual-financial-reports) or from the SEC’s website (sec.gov).

Printed copies of the Document d’enregistrement universel, Universal Registration Document and Form 20-F are available free of charge and on demand at the Company’s registered office at 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

In addition, in preparation for the Combined Shareholders’ Meeting to be held on May 23, 2025, the proposed resolutions are available on the Company’s website (totalenergies.com, under the heading investors/shareholders-meetings).

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).